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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
RECEIVED
FEB 26 2015
Wash. DC
201

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LWBJ Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 University Avenue, Suite 410
(No. and Street)

West Des Moines (City) IA (State) 50266-5945 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen J. Zehr 515-222-5680 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Olsen Thielen & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

2675 Long Lake Road (Address) St. Paul (City) MN (State) 55113 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____Joseph D. Geneser, Jr.______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______LWBJ Investment Services, LLC______________________________, as of _______December 31____________________, 2015____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO/CCO
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LWBJ Investment Services, LLC

Financial Statements
Together with
Report of Independent Registered Public Accounting Firm
(Available for Public Inspection)

December 31, 2014

LWBJ Investment Services, LLC

Contents

OLSEN THIELEN & CO., LTD.
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Sole Member
LWBJ Investment Services, LLC
West Des Moines, Iowa

We have audited the accompanying statement of financial condition of LWBJ Investment Services, LLC (a Iowa limited liability company), as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. LWBJ Investment Services, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of LWBJ Investment Services, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
February 20, 2015

2675 Long Lake Road, St. Paul, Minnesota 55113-1117 651 483 4521 FAX 651 483 2467
300 Prairie Center Drive, Ste. 300, Minneapolis, Minnesota 55344-7908 952 941 9242 FAX 952 941 0577

LWBJ Investment Services, LLC

Statement of Financial Condition

December 31, 2014

ASSETS

Assets	
Cash	$ 73,754
Other Assets	4,576
Total Assets	$ 78,330

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Due to Affiliated Company	$ 66,532
Total Liabilities	66,532
Members' Equity	
Contributed Capital	396,478
Accumulated Deficit	(384,680)
Total Member's Equity	11,798
Total Liabilities and Members' Equity	$ 78,330

The accompanying notes are an integral part of the financial statement.

LWBJ Investment Services, LLC

Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

LWBJ Investment Services, LLC (the Company) is an Iowa limited liability company, a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and a member of the Securities Investor Protection Corporation (SIPC). The Company has one member, LWBJ Capital Advisors, LLC (Capital).

The Company was incorporated on April 21, 2009 and commenced operations June 22, 2009.

The Company is engaged in investment banking and financial advisory services and provides merger and acquisition and financial restructuring services.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Revenues

Retainer fees are earned from investment banking and financial advisory services in accordance with signed agreements for the Company's services.

Success fees from providing private placements and merger and acquisition advisory services are earned at the time such transactions are completed.

Fees from consulting are recognized as revenues when the services are performed.

Income Taxes

The Company is a limited liability company, and its income or loss is taxed to the member as if were a partnership under the Internal Revenue Code. Therefore, the financial statements do not include a provision for income taxes.

The Company reviews income tax positions taken or expected to be taken in income tax returns to determine if there are any income tax uncertainties. This includes positions that the entity is not subject to incomes taxes as a pass-through entity. The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the positions. The Company has identified no income tax uncertainties.

The Company's federal and state income tax returns are open to examination for tax years 2011 through 2013.

Subsequent Events

Management of the Company has evaluated the Company's financial statements for subsequent events through February 20, 2015, the date the financial statements were available to be issued, and is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliated company. Charges to operations during the year ended December 31, 2014 for compensation and other services amounted to $26,084 of which all was subsequently converted into contributed capital. Certain costs were paid directly by an affiliate of the Company which were subsequently converted into contributed capital totaling $34,649.

In addition, an officer of the Company was paid $8,790 under a contractual arrangement.

During 2014, certain capital contributions were not left in the Company for a minimum of a year and were required to be reclassified as liabilities from equity. Those amounts were from an affiliated company and resulted in a payable to the affiliated company of $66,532 at December 31, 2014.

NOTE 3 - NET CAPITAL REQUIREMENT

As an introducing registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2014, the Company had net capital of $7,222, which was $2,222 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 9.2 to 1.0.

During the year, a distribution was made to the member of the Company which inadvertently violated the Company's net capital requirement. The error was immediately corrected and the Company worked with FINRA on the necessary reporting of the incident. The Company implemented additional controls to ensure this type of error does not occur again. A Cautionary Action was issued by FINRA, but no fines were assessed as a result of this deficiency.

NOTE 4 - RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.